UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On January 5, 2022, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Initiates Phase III Clinical Program with Vilobelimab in Hidradenitis Suppurativa.”

InflaRx announced on January 5, 2022 that having received no comments from the FDA following the 30-day review period after the Phase III protocol was submitted, it will initiate the Phase III program with vilobelimab in hidradenitis suppurativa patients with active draining tunnels. The new primary endpoint, called modified HiSCR (Hidradenitis Suppurativa Clinical Response), will include measuring the reduction of all three types of lesions - inflammatory nodules, abscesses and draining tunnels.

A copy of the press release is attached hereto as Exhibit 99.1 and is being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: January 5, 2022	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated January 5, 2022

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